SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: TIAA Separate Account VA-3

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

730 Third Avenue
New York, New York 10017

Telephone Number (including area code): (212) 490-9000

Name and address of agent for service of process:

Mary E. Thornton, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave. NW
Washington, DC 20004-2415

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York on the 7th day of June, 2006.

Signature:	TIAA Separate Account VA-3 (Name of Registrant)

By:	/s/ Evan Giller
Name:	Evan Giller
Title:	Vice President and General Counsel,
Institutional Client Services